EXHIBIT 99.1

Cellectis to Host Conference Call and Webcast on September 14 to Provide a Business Update

NEW YORK, Sept. 11, 2026 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today announced that it will host a conference call and webcast on Monday, September 14, 2026 to provide a business update.

Conference Call and Webcast Details:

September 14, 2026

  English-language at 8:00 a.m. ET. / 2:00 p.m. CET

Webcast link:
https://viavid.webcasts.com/starthere.jsp?ei=1775356&tp_key=7d1d05c480
Phone number: +1 (800) 717 1738 or +1 (646) 307 1865
France Toll Free: +33 (800) 945 120

  French-language at 9:00 a.m. ET. / 3:00 p.m. CET

Webcast link:
https://viavid.webcasts.com/starthere.jsp?ei=1775361&tp_key=2968b7b0ca
Phone number: +1 (800) 717 1738 or +1 (646) 307 1865
France Toll Free: +33 (800) 945 120

A replay will be available on the Company’s website following the event.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish. Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33,
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93, media@cellectis.com
Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

  PRESS RELEASE_conference call_ENGLISH (https://ml.globenewswire.com/Resource/Download/0b5bb3dc-fd34-48a8-ab2a-a13f19bdaef7)